PROSKAUER ROSE LLP
ELEVEN TIMES SQUARE
NEW YORK, NEW YORK 10036

November 13, 2017

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank A. Buda

Re:	Dreyfus Premier Investment Funds, Inc. (File No. 811-06490)
Dreyfus Global Real Estate Securities Fund
Definitive Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of Dreyfus Premier Investment Funds, Inc. (the "Company"), on or about November 13, 2017, we plan to file with the Securities and Exchange Commission (the "Commission") definitive proxy materials relating to a special meeting of shareholders of Dreyfus Global Real Estate Securities Fund (the "Fund") to be held on December 20, 2017, together with a form of proxy card. The meeting is being called for the purpose of asking shareholders to approve a new sub-investment advisory agreement between The Dreyfus Corporation ("Dreyfus"), on behalf of the Fund, and CSIM Investment Management LLC ("CSIM").

Shareholders of record as of the close of business on November 15, 2017 will be entitled to receive notice of and to vote at the meeting. It is intended that the proxy materials will be mailed to shareholders on or about November 22, 2017.

The definitive proxy materials will be marked to show changes made primarily in response to comments of the staff (the "Staff") of the Commission with respect to the preliminary proxy materials that were provided to the undersigned by Frank A. Buda of the Staff telephonically on November 1, 2017.

For the convenience of the Staff, the Staff's comments have been restated below, and the Fund's response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in the proxy materials or Schedule 14A.

General

1.	Staff Comment: Please disclose the series and class identifiers (i.e., ticker symbols) for each series and class eligible to vote on the proposals described in the proxy materials. See Rule 313(b)(3) of Regulation S-T.

Response: The ticker symbols for each series and class eligible to vote on the proposals will be provided for the filing of the definitive proxy materials.

Proxy Statement

2.	Staff Comment: The second sentence of the first paragraph under Introduction states:

CSIM Investment Management LLC ("CSIM"), a newly-formed entity owned by members of the existing management team ("Existing Management") of CenterSquare and funds affiliated with Lovell Minnick Partners LLC ("Lovell Minnick"), has entered into a definitive agreement with BNY Mellon to acquire substantially all of the assets of the CenterSquare Investment Management business, including CenterSquare's sub-investment advisory relationship with the Fund (the "Transaction"). (emphasis added)

Please explain or clarify in the disclosure who Lovell Minnick is and what is meant by "funds affiliated with" Lovell Minnick. In addition, please identify with more specificity the relevant entities and individuals, as well as their respective roles, in the Transaction.

Response: The above-referenced disclosure will be revised in the definitive proxy materials as follows:

CSIM Investment Management LLC ("CSIM"), a newly-formed entity owned by members of the existing management team ("Existing Management") of CenterSquare ~~and~~, private funds ~~affiliated with~~ sponsored by Lovell Minnick Partners LLC ("Lovell Minnick"), a private equity firm, and certain co-investors, has entered into a definitive agreement with BNY Mellon to acquire substantially all of the assets of the CenterSquare Investment Management business, including CenterSquare's sub-investment advisory relationship with the Fund (the "Transaction").

Additional information about CSIM and Lovell Minnick has been provided under Information About Dreyfus, CenterSquare and CSIM—CenterSquare and CSIM. We believe that the disclosure, as revised above and included under the referenced section of the proxy statement, identifies with adequate specificity the relevant entities and individuals involved in the Transaction.

3.	Staff Comment: If the Transaction involves the sale of an advisory business for compensation, please provide disclosure, where appropriate, regarding the parties' respective obligations under Investment Company Act of 1940, as amended (the "1940 Act"), including Section 15(f). Please also provide the necessary representations to rely on the Section 15(f) safe harbor, as well as any considerations of the Company's Board of Directors on the issue.

Response: The requested disclosure will be added in the definitive proxy materials.

4.	Staff Comment: If any Fund Directors are involved in transactions contemplated by Item 22(c)(6) of Schedule 14A, please provide the disclosure required by Instruction 2 to Item 22(c)(6), which states:

As to any transaction involving the purchase or sale of assets by or to the investment adviser, state the cost of the assets to the purchaser and the cost thereof to the seller if acquired by the seller within two years prior to the transaction.

Response: There have been no such transactions. Accordingly, no additional disclosure will be added in the definitive proxy materials. Please also see the Responses to Comments No. 8 and 9 below.

5.	Staff Comment: If applicable, with respect to CSIM, please provide the disclosure required by Item 22(c)(3) of Schedule 14A, which states:

State the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent.

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Please show the basis of control in percentage terms.

Response: The following disclosure has been added to the definitive proxy statement:

As a result of the Transaction and on the Effective Date, it is expected that private funds sponsored by Lovell Minnick and certain co-investors will own approximately 80% of the equity interests in CSIM and Existing Management will own approximately 20% of the equity interests in CSIM. The investors in the private funds sponsored by Lovell Minnick include endowments, insurance companies and pension funds and Lovell Minnick is the general partner of the funds. No single member of Existing Management nor co-investor will own more than 25% of CSIM's voting securities as of the Effective Date.

6.	Staff Comment: The fifth paragraph under Information About Dreyfus, CenterSquare and CSIM—CenterSquare and CSIM states:

CenterSquare does not currently serve, and it is not anticipated that CSIM will serve following the Transaction, as sub-adviser to any registered investment companies which have a similar investment objective and similar investment management policies as the Fund.

If accurate, please add "investment adviser or" before "sub-adviser" in the above-referenced disclosure.

Response: The requested change will be made in the definitive proxy materials.

7.	Staff Comment: If applicable, please provide the disclosure required by Item 22(c)(5) of Schedule 14A, which states:

Name each officer or director of the Fund who is an officer, employee, director, general partner or shareholder of the investment adviser.

Response: No officer or director of the Company [Fund] is as an officer, employee, director, general partner or shareholder of CSIM.

8.	Staff Comment: The last paragraph under Information About Dreyfus, CenterSquare and CSIM—CenterSquare and CSIM states:

None of the Company's Board members has, or has had, any material interest in, or a material interest in a material transaction with CenterSquare, Lovell Minnick or CSIM since the beginning of the Fund's most recently completed fiscal year.

If accurate, in the above-referenced disclosure, please add "or the Fund's" before "Board members."

Response: The Fund is a series of the Company, and therefore does not have a Board of Directors independent of the Company. Therefore, no additional disclosure to this effect will be added.

9.	Staff Comment: In the sentence referenced in Comment No. 8, please add "or proposed transaction" after "material transaction."

Response: The requested change will be made in the definitive proxy materials.

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10.	Staff Comment: The first paragraph under New Sub-Advisory Agreement states:

The following discussion is a description of the material terms of the New Sub-Advisory Agreement and is qualified in its entirety by reference to the form of the New Sub-Advisory Agreement attached as Exhibit A to this Proxy Statement.

The summary of the New Sub-Advisory Agreement should stand on its own and must be accurate. Please delete the phrase "and is qualified in its entirety by reference to the form of the New Sub-Advisory Agreement attached as Exhibit A to this Proxy Statement" and further modify this disclosure as necessary.

Response: The above-referenced disclosure will be revised in the definitive proxy materials as follows:

The following discussion is a description of the material terms of the New Sub-Advisory Agreement ~~and is qualified in its entirety by reference to the form of the New Sub-Advisory Agreement~~. The form of the New Sub-Advisory Agreement is attached as Exhibit A to this Proxy Statement.

11.	Staff Comment: For the Interim Sub-Advisory Agreement, please disclose the compensation payable if the New Sub-Advisory Agreement is approved by shareholders and if it is not approved by shareholders.

Response: The requested disclosure will be added in the definitive proxy materials.

Proxy Card

12.	Staff Comment: Please note that the left margin of the first paragraph is cut off on the EDGAR submission. Please correct this when filing the definitive proxy materials.

Response: We will ensure that the left margin is not cut off when filing the definitive proxy materials.

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We hope the Staff finds the revisions in the proxy materials responsive to the Staff's comments.

Please telephone the undersigned at 212.969.3371, or David Stephens of this office at 212.969.3357, if you have any questions or comments.

Very truly yours,

/s/ Kirk Anderson
Kirk Anderson

cc:	Jeff Prusnofsky
David Stephens

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